Filed by Federated Municipal Securities Fund, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                   Subject Company:  Federated Municipal Securities Income Trust
                                                    Commission File No. 811-6165
QUESTION AND ANSWER

WHAT IS BEING REQUESTED?

   {circle}Federated Vermont Municipal Income Fund ("Federated Vermont Fund") shareholders are being asked to approve the tax-free reorganization of the Federated Vermont Fund into Federated Municipal Securities Fund, Inc. ("Federated Municipal Fund"). Class A Shareholders of the Federated Vermont Fund will receive Class A Shares of the Federated Municipal Fund in the Reorganization.

WHY IS THE REORGANIZATION BENEFICIAL TO SHAREHOLDERS?

   {circle}The Federated Vermont Fund has recently seen increased outflows that have diminished its capability to diversify and take advantage of economies of scale.

   {circle}Shareholders will also benefit from being invested in a larger-sized, more viable portfolio. Post-reorganization, assuming no redemptions, the size of Federated Municipal Fund will be approximately $507.5 million (Federated Vermont Fund assets were $26.7 million and Federated Municipal Fund assets were $480.8 million as of June 30, 2007).

   {circle}Federated Vermont Fund shareholders will also benefit by being invested in a more broadly diversified portfolio of securities in the Federated Securities Fund.

   {circle}The proposed Reorganization would provide Federated Vermont Fund shareholders with comparable investment policies and strategies.

   {circle}Federated Vermont Fund shareholders should note, however, that the income from Federated Municipal Fund is intended only to be exempt from federal regular income tax (rather than both federal regular income tax and the personal income tax imposed by the state of Vermont and Vermont municipalities).

WHAT ABOUT FUND PERFORMANCE?

   {circle}As demonstrated in the following table, the Class A Shares of the Federated Municipal Fund have had stronger year-to-date, 1-year, 3-year, 5-year, 10-year and since-inception performance than the Class A Shares of the Federated Vermont Fund. The Class A Shares of the Federated Municipal Fund also had a higher 30-day taxable equivalent yield as of June 30, 2007.

                                                         Total Return as of 6/30/07               Yield as of 6/30/07
                                      Inception   Year-   1-   3-   5-   10-      Since     30-day SEC    30-day Taxable
                                         Date      to-   Year Year Year Year    Inception                   Equivalent
                                                   Date
Federated Vermont Muni Income Fund,    12/31/87   (0.56) 3.58 2.44 2.41 3.12      4.52         3.43            6.59*
A
Federated Municipal Securities Fund,   10/4/76    (0.14) 4.28 4.35 4.26 4.56      5.84         3.75           6.55**
A

Source is Finders. The 3-Year, 5-Year, 10-Year, and Since Inception returns are annualized.
Returns are A shares at NAV.
*Are based on combined maximum federal and state tax brackets of 44.50%.
**Are based on maximum federal tax brackets of 35%.

   {circle}The Federated Municipal Fund will be the accounting survivor in the Reorganization and the performance record of its Class A Shares will continue post-Reorganization.

HOW DO THE PORTFOLIOS COMPARE?

   {circle}The Federated Municipal Funds is a diversified, national fund while the Federated Vermont Fund is non-diversified and invests primarily in securities issued by the State of Vermont or Vermont municipalities. As of March 31, 2007, the Federated Municipal Fund owned 0.7% in municipal bonds issued by the state of Vermont or its municipalities. The Federated Municipal Fund does not invest its assets primarily in securities exempt from Vermont state and local taxes.

   {circle}Both Funds invest their assets so that, normally, distributions of annual interest income are exempt from federal regular income tax. Each Fund also may engage in certain investment strategies that are likely to result in a limited amount of ordinary income or short-term capital gains (which are treated like ordinary income for federal income tax purposes). Unlike the Federated Municipal Fund, however, the Federated Vermont Fund also invests its assets so that, normally, distributions of annual interest income also are exempt from the personal income imposed by the State of Vermont and Vermont municipalities.

   {circle}The Federated Municipal Fund normally (except in certain circumstances) invests in securities that are not subject to the federal alternative minimum tax for individuals and corporations (AMT). Interest income from the Federated Vermont Fund's investments could be subject to the AMT.

   {circle}The Federated Municipal Fund is subject to the Pennsylvania Franchise tax, but the Federated Vermont Muni Income Fund is not.

   {circle}As demonstrated by the following information which is available publicly on Federated's website at FederatedInvestors.com, both portfolios are comparable in investment objectives, duration and average credit quality.

                                      FEDERATED VERMONT MUNI INCOME FUND        FEDERATED MUNICIPAL SECURITIES FUND
Benchmark                            Lehman Brothers Municipal Bond Index       Lehman Brothers Municipal Bond Index
Weighted Average Effective Duration*              6.04 years                           5.5 years
Weighted Average Credit Quality*                     AA+                                  AA-

*Weighted Average Effective Duration and Weighted Average Credit Quality are as of 3/31/07.


          {circle}Federated Vermont Fund shareholders should refer to "Summary -
             - Comparison of Investment Objectives, Policies and Limitations" in the Proxy for additional information.

WHAT IS THE IMPACT TO SHAREHOLDERS?

   {circle}The reorganization is intended to be a tax-free reorganization so that it will not result in recognition of any gains or losses for federal income tax purposes either to the Federated Vermont Fund, the Federated Municipal Fund or shareholders of the Federated Vermont Fund. Shareholders of the Federated Vermont Fund should note that there will be taxes payable in connection with distributions, if any, by the Federated Vermont Fund prior to the reorganization, and that these distributions, if any, may include gains realized on dispositions of portfolio securities in connection with the Reorganization.

   {circle}The tax basis of the Federated Municipal Fund's Class A Shares received by Federated Vermont Fund shareholders will be the same as the tax basis of their shares in Federated Vermont Fund.

   {circle}Pro forma total expenses (prior to waivers and reimbursements) of the Federated Municipal Fund may decrease after the Reorganization. However, the pro forma total expenses (after waivers and reimbursements) of the Federated Municipal Fund are not expected to change after the Reorganization.

   {circle}It is anticipated that, after the proposed reorganization is consummated, the expenses (after waivers) paid by shareholders of the Federated Vermont Fund as shareholders of the Federated Municipal Fund will be greater than the expenses (after waivers) paid by them as shareholders of the Federated Vermont Fund prior to the reorganization.

WHAT IS THE TIMING?

Record Date as of July 2, 2007
Completed mail date as of July 20, 2007
Contingent upon shareholder approval, the shareholder meeting is scheduled for
       August 17, 2007
The re-organization scheduled to occur after the close of business on August
17th

Federated Municipal Securities Fund, Inc.("Federated") (ICA No. 811-02677), filed a proxy statement/prospectus and other relevant documents concerning the planned transitions with the United States Securities and Exchange Commission (the "SEC"). INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE PLANNED TRANSITIONS, OR INCORPORATED BY REFERENCE INTO THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSITIONS, AND RELATED MATTERS. Investors can obtain these documents free of charge at the SEC Web site (www.sec.gov). In addition, documents filed with the SEC by Federated are available free of charge at 1-800-341-7400 or FEDERATEDINVESTORS.COM.



                      - FOR FEDERATED INTERNAL USE ONLY -
                          NOT FOR EXTERNAL DISTRIBUTION               K. Beresik
Source: Lipper Analytical Services                            Product Management
                                                                   July 20, 2007